13 December 2005 Date

By fax (+1 202 772 9207) and post

RECEIVED
2005 DEC 21 P 1:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

Attention: Division of International Corporate Finance

SUPPL

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the “Rule”) under the Securities Exchange Act of 1934, as amended (the “Act”):

Press releases:	**Polish authorities approve Nordea´s purchase of life and pension companies.**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Claes Nordqvist telephone: 46-8-6148166.

Respectfully submitted

05013457

Nordea Bank AB (publ)

Johan Ekwall

PROCESSED
DEC 2 1 2005
THOMSON FINANCIAL

Copenhagen, Helsinki, Oslo, Stockholm, 13 December 2005 1(1)

Polish authorities approve Nordea's purchase of life and pension companies

Nordea's purchase of Sampo's Polish life and pension companies has been approved by the Polish authorities and becomes effective 13 December 2005.

The deal gives Nordea Life Holding A/S full ownership of the two companies Sampo PTE S.A. and Sampo Life S.A. in Poland. Nordea acquires a customer base with growth potential. In June when the agreement was signed there were 556,000 active pension savers with approximately EUR 600m. Now there are approximately 595,000 active pension savers with assets under management of around EUR 770m.

-The compulsory pension system is one of the fastest growing segments of the long-term savings market in Poland with an expected growth rate of around 20 per cent annually", says Allan Polack, Head of Life & Pensions in Nordea.

The purchase of the companies Sampo PTE S.A. and Sampo Life S.A. in Poland is a cornerstone in building a strong platform for Nordea's growth in Poland. Through the transaction Nordea more than doubles its customer base in Poland to approximately 1m. In addition, Nordea will become a full service provider of savings-related products also offering life and pension products to its existing customer base.

- We have closed the transaction. Ahead of us is the process of integrating the business and preparing the companies for a phase of new growth, says Allan Polack.

The signing of the agreement was announced 22 June 2005. The purchase price is EUR 95m.

For further information:
Allan Polack, Head of Life & Pensions, +45 22 15 39 60
Johan Ekwall, Head of Investor Relations, +46 8 614 7852 or +46 70 607 9269

13 December 2005 Date

By fax (+1 202 772 9207) and post

RECEIVED
2005 DEC 21 P 1:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

Attention: Division of International Corporate Finance

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press releases: **Nordea Hypotek receives license to issue covered bonds**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Claes Nordqvist telephone: 46-8-6148166.

Respectfully submitted

Nordea Bank AB (publ)
Johan Ekwall
Johan Ekwall

Copenhagen, Helsinki, Oslo, Stockholm, 12 December 2005 1(1)

Nordea Hypotek receives license to issue covered bonds

Nordea Hypotek has received a license from the Swedish Financial Supervisory Authority to issue covered bonds pursuant to the Covered Bonds (Issuance) Act (2003:1223). The new law gives holders of covered bonds right of priority in the issuer's cover pool which may primarily consist of loans to private individuals and companies secured by mortgages on real property, site-leasehold rights or tenant-owner rights and by loans to the public sector.

Nordea Hypotek's ambition is to obtain a triple-A rating of its covered bonds. Provided that the desired rating is obtained the company plans a conversion to covered bonds during the second quarter of 2006. Such conversion will include all outstanding bonds issued by Nordea Hypotek. All issuance of bonds after the conversion will take place in the form of covered bonds.

"It is gratifying that the Financial Supervisory Authority after thorough examination has noted that our operations adhere to the high quality required in this connection and that we get a further strengthened opportunity to offer our customers the best possible loan terms", says Leif Ronander, President of Nordea Hypotek.

"This is positive information since it confirms the high quality of the operations and in the long term can reduce Nordea's funding costs and broaden the funding base for our mortgage business. Nordea's customers will also gain from these advantages ", says Arne Liljedahl, CFO in Nordea.

For further information:
Arne Liljedahl, CFO Nordea, +46 8 614 79 96
Jakob Grinbaum, Head of Group Treasury, +46 8 614 78 91
Leif Ronander, President, Nordea Hypotek, + 46 8 463 71 51
Boo Ehlin, Chief Communication Officer, + 46 8 614 84 64